10026899

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68214

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORMATION HOLDINGS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE - SUITE 1430
(No. and Street)

NEW YORK (City) NEW YORK (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD KRILL 646-448-6242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MASOTTI & MASOTTI, LLC
(Name – *if individual, state last, first, middle name*)

1100 SUMMER STREET (Address) STAMFORD (City) CT (State) 06905 (Zip Code)

SEC Mail Processing Section
FEB 25 2010
Washington, DC
121

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard E. Knil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Formation Holdings, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN D. OPPENHEIM
Notary Public, State of New York
No. 01OP6076892
Qualified in Kings County
Commission Expires July 1, 2010

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Formation Holdings, LLC

Financial Statements

December 31, 2009

MASOTTI & MASOTTI LLC
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT P. MASOTTI, CPA
RPM@MASOTTI.COM
RAYMOND B. SMYTH, CPA
RBS@MASOTTI.COM
DANIEL GREENBERG, CPA
DG@MASOTTI.COM
JOHN K. TOAL, MST, CPA
SKT@MASOTTI.COM
MARY ANN QUICK, CPA
MAQ@MASOTTI.COM
JOHN A. CURRAN, CPA
JAC@MASOTTI.COM
JOHN W. MASOTTI, CPA
JWM@MASOTTI.COM
KEVIN M. MERRITT, CPA
KMM@MASOTTI.COM

1100 SUMMER STREET, STAMFORD, CONNECTICUT 06905-5534
TELEPHONE (203) 323-1191 FACSIMILE (203) 324-3607

INDEPENDENT AUDITOR'S REPORT

To the Members of
Formation Holdings, LLC

We have audited the accompanying statement of financial condition of Formation Holdings, LLC as of December 31, 2009, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Formation Holdings, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stamford, Connecticut
February 15, 2010

Masotti & Masotti

Formation Holdings, LLC

Statement of Financial Condition

December 31, 2009

ASSETS		
Cash	$	100
Member Contribution Receivable		2,200,000
Deposit		645
Memberships in Exchange		10,000
TOTAL ASSETS	$	2,210,745
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Payable to Clearing Organization	$	7,508
Due to Member		3,500
Accrued Expense		3,500
TOTAL LIABILITIES	$	14,508
MEMBERS' EQUITY	$	2,196,237
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,210,745

The auditor's report and accompanying notes are an integral part of this financial statement

Formation Holdings, LLC

Statement of Income

For the Year Ended December 31, 2009

REVENUES		
None	$	-
EXPENSES		
Interest	$	8
Professional Fees		3,500
License and Registration Fees		10,255
TOTAL EXPENSES	$	13,763
NET PROFIT (LOSS)	$	(13,763)

The auditor's report and accompanying notes are an integral part of this financial statement

Formation Holdings, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2009

Beginning Members' Equity	$ -
Net Loss	(13,763)
Members' Contributions	2,210,000
Ending Members' Equity	$ 2,196,237

Formation Holdings, LLC

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows From Operating Activities	
Net Loss	$ (13,763)
Adjustments To Reconcile Net Loss to net cash provided by operating activities:	
(Increase) Decrease in:	
Member Contribution Receivable	(2,200,000)
Deposit	(645)
Memberships in Exchange	(10,000)
Increase (Decrease) in:	
Payable to Clearing Organization	7,508
Due to Member	3,500
Accrued Expense	3,500
Net Cash Used by Operating Activities	$ (2,209,900)
Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	
Members' Contributions	$ 2,210,000
Net Cash Provided by Financing Activities	$ 2,210,000
Net Increase In Cash	$ 100
Cash, Beginning of Year	-
Cash, End of Year	$ 100
Supplemental Disclosures:	
Cash paid during the period for:	
Interest Paid	$ 8
Income Taxes Paid	$ -

The auditor's report and accompanying notes are an integral part of this financial statement

Organization and Nature of Business

Formation Holdings, LLC (the Company) is a proprietary trading entity registered with the Securities and Exchange Commission (the SEC) and is a member of the Chicago Board of Exchange. The Company is a registered Delaware Limited Liability Company formed on November 12, 2008 and is registered to do business in the State of New York. The nature of the Company's business is trading securities for its proprietary trading account only; to own, buy and sell securities, and to execute securities transactions. Consistent with regulatory approvals, the purpose of the Company shall also include to engage in any other businesses that the managing members may determine and to engage in any and all other activities for which limited liability companies may be organized under the laws of the State of Delaware, including borrowings and all other financings as may be necessary or appropriate to effectuate the above purposes and matters incidental to them.

Limited Liability Company

Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent, or employee of the Company, unless the individual signed a personal guarantee. The duration of the Company is perpetual.

The Company's financial statements are prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

Significant Accounting Policies

This summary of significant accounting principles and policies of the Company is presented to assist in evaluating the Company's financial statements included in this report. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates and assumptions.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk for the Company is recorded on a trade date basis.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Significant Accounting Policies (Continued)

The Company's exchange membership, represents an ownership interest in one exchange and provides the Company with the right to conduct business on the exchange, is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There was no exchange membership impairment in 2009. At December 31, 2009, the fair value of exchange membership was $10,000.

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with maturity of three months or less in a high credit institution. At times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000. At December 31, 2009, the cash account was fully insured.

Due To Member

The managing members and/or the class A members may, but shall not be required to, make advances to the Company at any time. Unless characterized otherwise by the managing members, any advance of funds by the managing members or any class A member of the Company shall be treated as a demand loan to the company with interest at such rate as the managing members shall determine. Furthermore, a payment by the managing members or any class A member of any amount under a guarantee by such managing members or class A member of any obligation of the Company shall be similarly treated as an advance of funds to the Company unless characterized otherwise by the managing members and the class A members.

	2009
Due to Member	$ 3,500
Total	$ 3,500

Payable to Clearing Organization

Amounts payable to clearing organization at December 31, 2009, consist of the following:

	2009
Payable to Clearing Organization	$ 7,508
Total	$ 7,508

The amount payable is to the clearing broker and is collateralized by securities owned by the Company.

Member's Capital Contribution

There are two classes of ownership interest in the Company, consisting of class A (voting) members and class B (non-voting) members.

On December 17th, 2009 the current class A members of the Company, entered into a supplementary class A member agreement. The majority class A member and managing member committed to contributing the first $10,000,000 of capital necessary for the operation of the Company. This majority class A member contributed $2,200,000 on January 7, 2010, which is presented as member contribution receivable on the balance sheet.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 for 2010, the first year of operation).

Per correspondence from the Chicago Board Options Exchange dated January 13th, 2010, the Company was not required to file a December 2009 FOCUS report due to being inactive.

Related Party

The Company has a service agreement with a class A member, which provides services such as leasing of office space, administrative office support, software and hardware support, certain overhead and other expenses approved by the Company and the member.

This service agreement is in effect for the period of January 1, 2010 through January 1, 2011. After January 1, 2011, the agreement shall renew automatically for additional one-year periods unless terminated by either party. The total service agreement fee is $120,000 on an annual basis ($10,000 per month).

Related Party (Continued)

The above class A member has a nominal .5% ownership interest in the Company.

Income Taxes

The Company has elected under the Internal Revenue Code to be a non-taxpaying entity (a partnership) for federal and state income tax purposes. In lieu of corporation income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompany financial statements.

SUPPLEMENTAL INFORMATION

Schedule I

Formation Holdings, LLC

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
As of December 31, 2009

Net Capital:	$ 2,196,237
Adjustments:	
Deposit	(645)
Membership in Exchange	(10,000)
Net Capital	$ 2,185,592
Aggregate Indebtedness:	
Items Included in Statement of Financial Condition:	
Payable to Clearing Organization	$ 7,508
Due to Member	3,500
Accrued Expense	3,500
Total Aggregate Indebtedness	$ 14,508
Computation of Basic Net Capital Requirement:	
Minimum Net Capital Required	$ 100,000

NOTE

Per correspondence from the Chicago Board Options Exchange dated January 13, 2010, the Company was exempt from filing a December 2009 FOCUS report due to the fact that the Company did not start trading until January 2010 and the Company was not funded until January 2010.

The Company is a proprietary trading entity with no customer accounts and all securities/cash are held by the clearing firm. The Company is not required to perform a possession or control calculation or file a reserve computation.

The auditor's report and accompanying notes are an integral part of this schedule

Schedule II

Formation Holdings, LLC

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2009

NOTE

Per correspondence from the Chicago Board Options Exchange dated January 13, 2010, the Company was exempt from filing a December 2009 FOCUS report due to the fact that the Company did not start trading until January 2010 and the Company was not funded until January 2010.

The Company is a proprietary trading entity with no customer accounts and all securities/cash are held by the clearing firm. The Company is not required to perform a possession or control calculation or file a reserve computation.

The auditor's report and accompanying notes are an integral part of this schedule

Schedule III

Formation Holdings, LLC

Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

NOTE

Per correspondence from the Chicago Board Options Exchange dated January 13, 2010, the Company was exempt from filing a December 2009 FOCUS report due to the fact that the Company did not start trading until January 2010 and the Company was not funded until January 2010.

The Company is a proprietary trading entity with no customer accounts and all securities/cash are held by the clearing firm. The Company is not required to perform a possession or control calculation or file a reserve computation.

Schedule IV

Formation Holdings, LLC

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts

As of December 31, 2009

NOTE

Per correspondence from the Chicago Board Options Exchange dated January 13, 2010, the Company was exempt from filing a December 2009 FOCUS report due to the fact that the Company did not start trading until January 2010 and the Company was not funded until January 2010.

The Company is a proprietary trading entity with no customer accounts and all securities/cash are held by the clearing firm. The Company is not required to perform a possession or control calculation or file a reserve computation.

The auditor's report and accompanying notes are an integral part of this schedule